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                                                                   EXHIBIT 44

                   [ALLIED Group New Release Header Graphic]


                           For further information contact:
                           Joele Frank / Dan Katcher
                           Abernathy MacGregor Frank
                           (212) 371-5999


              ALLIED GROUP, INC. RECEIVES FAVORABLE COURT RULING
              --------------------------------------------------


DES MOINES, JULY 24, 1998 -- Allied Group, Inc. (NYSE: GRP) announced today that the Iowa Insurance Department has ordered that the combined hearings on the proposed merger of ALLIED Mutual and Nationwide and of Nationwide's acquisition of control of ALLIED Group, Inc.'s property-casualty subsidiaries and of ALLIED Life Insurance Company will be held as scheduled on July 29, but the ALLIED Mutual hearing will then be adjourned to and reconvened on August 31, 1998 in order to give those policyholders not included in the original mailing by ALLIED Mutual the opportunity to participate in the reconvened meeting. The adjournment was occasioned by the postponement until August 26, 1998 of the Special Meeting of ALLIED Mutual policyholders to vote on ALLIED Mutual's proposed merger with Nationwide, originally scheduled for July 28, 1998. The ALLIED Mutual policyholder meeting was postponed because approximately 5% of ALLIED Mutual's policyholders did not receive proxy materials from ALLIED Mutual due to a processing oversight.

ALLIED Group, Inc. is a regional property casualty insurance holding company specializing in personal lines. The Company's property-casualty subsidiaries use independent agencies, exclusive agencies, and direct response marketing to offer products in central and western states.